[Letterhead of Morgan, Lewis & Bockius LLP]
September 21, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0303

Attention:	Daniel F. Duchovny, Esq. Special Counsel Office of Mergers and Acquisitions

Re:	The Clorox Company Schedule TO-I filed September 8, 2006 File No. 005-32623
Dear Mr. Duchovny:
The purpose of this letter is to respond to the comments contained in your letter dated September 12, 2006 to the above-referenced filing by The Clorox Company (the “Company” or “Clorox”). The paragraph numbers in this letter correspond to the paragraph numbers contained in your September 12, 2006 comment letter. For your convenience, your comments have been set forth below in italics prior to Clorox’s responses. Capitalized terms used in this letter have the meaning given to them in the Offer to Amend filed with the Schedule TO.
Schedule TO-I
Item 10. Financial Statements
1.	We note your incorporation by reference of the financial statements required by Item 1010(a) of Regulation M-A and your partial disclosure in response to Item 1010(c). Please revise the Schedule TO to include paragraph (c) under this Item and incorporate

Daniel F. Duchovny, Esq.
September 21, 2006

by reference the appropriate disclosure.
Clorox has revised the Schedule TO to include paragraph (c) under Item 10 and incorporate by reference the appropriate disclosure.
Item 12. Exhibits
2.	Please file the form of withdrawal request as an exhibit to your Schedule TO-I.
We respectfully refer you to Exhibit (a)(4) to the Schedule TO-I, previously filed.
Offer to Amend
Cover Page
3.	Refer to the last paragraph on page iii. Delete the reference to the discussion of tax consequences being for “guidance only.” Security holders are entitled to rely upon the discussion.
The Company has revised the last paragraph in response to the comment.
Eligible Participants, page 12
4.	We note that you will not commence payments of the cash bonus until, at the earliest, January 1, 2007. Please provide us with your detailed legal analysis of your ability to do so and comply with the requirements of Rule 13e-4(f)(5).
In Section 6 of the Offer to Amend, Clorox states its intention to accept all properly tendered Eligible Options on the Expiration Date and to amend all such accepted Eligible Options on the Amendment Date, which is defined as the first business day following the Expiration Date. Section 6 also states that “promptly” following the Amendment Date, it will provide the holder of each Eligible Option whose Eligible Option is accepted and amended in the Offer a letter agreement evidencing Clorox’s promise to pay the Cash Bonus. A form of this letter agreement is set forth in Exhibit (a)(7) to the Offer to Amend (“Notice of Expiration of Offer, Amendment of Eligible Option and Promise to Pay Cash Bonus”). Each of these letter agreements will be completed on an individualized basis so that each person whose Eligible Option is accepted and amended in the Offer will know exactly how much will be paid to such person as a Cash Bonus on January 1, 2007 if the Eligible Option shares are vested as of that date, or on the date that such Eligible Option shares become vested.
Our acceptance and amendment of Eligible Options triggers our contractual obligation to issue the amended options and to pay the Cash Bonus pursuant to the terms of the Offer. Accordingly,

Daniel F. Duchovny, Esq.
September 21, 2006

for purposes of the Offer, we believe that we will satisfy the prompt payment requirement when we deliver the letter agreement entitled Notice of Expiration of Offer, Amendment of Eligible Option and Promise to Pay Cash Bonus, which, as stated in Section 6, we undertake to do “promptly” following the Amendment Date. The promise to pay the Cash Bonus that is included in the letter agreement accompanies the notice accepting and amending an Eligible Option in the Offer and clearly evidences our contractual obligation to pay the Cash Bonus.
The Commission and its staff have recognized that the operation of the prompt payment standard will be determined in light of the facts and circumstances of the transaction and the customary practices of the financial community as well as other factors, including factors relating to the operation of the tender offer. Given the number of participants in the Offer, Clorox anticipates that it will send the individualized Notices of Expiration of Offer, Amendment of Eligible Option and Promise to Pay Cash Bonus within two to three business days of the Expiration Date.
For these reasons, we believe that we clearly satisfy the prompt payment requirement through the execution and mailing, on an individualized basis, of the Notice of Expiration of Offer, Amendment of Eligible Option and Promise to Pay Cash Bonus to each holder of Eligible Options whose Eligible Options are accepted and amended in the Offer. Notwithstanding this conclusion, to be explicit that we satisfy the prompt payment requirement, we have amended Section 6 of the Offer to Amend to state that we will send the notices promptly following the Expiration Date.
Purpose of the Offer, page 14
5.	While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not “urge” them to do so. Please revise here and elsewhere in your offer document.
The Company has revised the Offer to Amend in response to the comment.
Withdrawal Rights, page 19
6.	Refer to paragraph (i). Note that Rule 13e-4(f)(2)(ii) provides for withdrawal rights after the expiration of 40 business days from the commencement of the offer, not the expiration date as you state. Please revise.
Clorox has revised the Offer to Amend to provide the correct date in accordance with Rule 13e-4(f)(2)(ii).
Conditions of the Offer, page 20

Daniel F. Duchovny, Esq.
September 21, 2006

7.	Refer to the conditions in clauses (a) and (f) in this section of the offer. Each condition appears to be subject to your determination based on your sole judgment. Please revise your offer materials to include a reasonableness standard. The ability of the issuer to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.
8.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the third bullet point of condition (b) which conditions the offer on whether the contemplated benefits the bidder may enjoy from the offer are materially impaired. Please revise to specify or generally describe the benefits of the offer so that security holders will have the ability to objectively determine whether the condition has been triggered.
Whether or not a condition set forth in the cited clauses has occurred may be objectively verified. None of those conditions could be triggered by an act or omission of Clorox, and all are based only on one or more events that may occur as a result of acts of other parties and are completely outside the control of Clorox. Moreover, the paragraph preceding clauses (a) through (f) specifically states that Clorox will assert a condition only if one of the events has (i) actually occurred or (ii) been “reasonably determined” by us to have occurred, and, in either case, in the “reasonable judgment” of Clorox makes it inadvisable to proceed with the Offer. Because each of the conditions is objective and qualified by a reasonableness standard, Clorox respectfully notes its disagreement with the staff’s comment and has not made any revisions in response to comments 7 and 8 except as noted below.
As to the specific citation to the third bullet point of condition (b) in comment 8, we believe the Offer to Amend clearly states that the sole purpose of the Offer is to give holders of Eligible Options the ability to avoid potential adverse tax consequences that apply when the exercise price of a stock options is lower than the market price of a company’s stock on the measurement date for tax purposes as a result of new Section 409A of the Code. Giving this ability to the holders of the Eligible Options is the only benefit that Clorox seeks to receive in the Offer. The only event that might impair that benefit would involve a change in the applicable tax laws. Because the sole purpose of the Offer is to address the potential adverse tax consequences that arise under new Section 409A of the Code, it did not seem necessary to qualify the condition by reference to a possible change in the new tax laws. Nevertheless, Clorox will make it clear that that specific condition is based on future changes to the tax laws applicable to the Offer or the Eligible Options.
9.	Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is

Daniel F. Duchovny, Esq.
September 21, 2006

triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.
On behalf of Clorox, we confirm that Clorox understands that it may not tacitly waive any applicable condition by failing to assert it.
Information Concerning Clorox, page 26
10.	We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided the summary information required by Item 1010(c). Please provide the ratio of earnings to fixed charges required by Item 1010(c)(4) and the book value per share required by Item 1010(c)(5). In addition, tell us why you have not provided the pro-forma data required by Item 1010(c)(6) of Regulation M-A. Alternatively, disclose that information.
The Company has revised the Offer to Amend to include the book value per share required by Item 1010(c)(5). The Company has not provided the ratio of earnings to fixed charges required by Item 1010(c)(4) in reliance on the fact that such information only needs to be presented if the Company is issuing debt or preferred stock in connection with the offer covered by Regulation M-A. Since the Offer in this case is the adjustment to the exercise price of the Eligible Options and no debt or preferred stock is being issued in connection with the Offer, the Company believes that the ratio is not required. The Company has not included pro forma data for the summarized financial information presented in the Offer to Amend in reliance on the fact that the requirement applies only if such pro forma data would be material. The increase in the exercise price of the Eligible Options will not require the Company to recognize any additional expense under Statement of Financial Accounting Standards No. 123R. Clorox reflected within the charge that it recognized in the fourth quarter of 2006 an amount relating to the offer to increase the exercise price of the Eligible Options, including the make whole payment to be made to optionees who accept the Offer and satisfy the conditions to receive the payment. Accordingly, if pro forma data were prepared to reflect the results of the Offer to Amend, it would not have a material effect on the historical financial statements for the Company’s 2006 fiscal year.
Interests of Directors and Officers, page 27
11.	With respect to your disclosure in the last paragraph of this section please tell us why you need to qualify your disclosure “to [your] knowledge.” What prevents you from

Daniel F. Duchovny, Esq.
September 21, 2006

     knowing and disclosing this information? Please explain or delete the qualifier.
Clorox has revised the relevant section of the Offer to Amend to delete the knowledge qualifier.
Extension of the Offer, page 30
12.	We note that you intend to provide notice of an extension no later than 9:00 a.m. Pacific Time. Please note that Rule 14e-1(d) require such notices to be provided no later than 9:00 a.m. Eastern time. Please revise here and elsewhere in your offer document and related documents.
The Company has revised the Offer to Amend in response to the comment.
Additional Information, page 31
13.	It appears that you are attempting to incorporate by reference into the offering document all filings made while your offer is pending. However, Schedule TO does not expressly authorize such “forward incorporation by reference.” Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.
The Company did not and does not intend to incorporate by reference reports filed while the Offer to Amend is pending. The Offer to Amend is dated September 8, 2006, as clearly indicated on the cover of the Offer to Amend. Therefore, the language in this section, which refers to the periodic and current reports filed since the end of the Company’s fiscal year covered by the Annual Report incorporated by reference, covers only those reports that had been filed with the Securities and Exchange Commission as of the date the Schedule TO was filed. Clorox undertakes not to assert otherwise.
Forward –Looking Statements, page 32
14.	We note the disclaimer in the second paragraph of this section that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.
The Company has revised the Offer to Amend to undertake to revise or update publicly any forward-looking statements if such revision or update is required by the federal securities laws.
15.	We note your disclosure that the Private Securities Litigation Reform Act of 1995 “may not be available” in connection with your forward-looking statements. Note that the safe harbor protections for forward-looking statements contained in the federal securities

Daniel F. Duchovny, Esq.
September 21, 2006

laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise your disclosure to remove the doubt expressed.
The Company has revised the Offer to Amend to delete the paragraph referring to the Act.
Closing Comments
In response to the staff’s closing comments, the Company hereby acknowledges that:
A. Clorox is responsible for the adequacy and accuracy of the disclosure in the Schedule TO-I filed with the Securities and Exchange Commission (the “SEC”) on September 8, 2006 and all subsequent amendments to such filing (the “Filing”);
B. SEC staff comments or changes to disclosure in response to SEC staff comments to the Filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the Filing; and
C. Clorox may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
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Please contact me at (202) 739-5838 if you should require any additional information.
Sincerely,
/s/ Rani Doyle
Rani Doyle

cc:	Laura Stein Angela Hilt